 1-A/A LIVE 0001395005 XXXXXXXX 024-10800 true false false BITFRONTIER CAPITAL HOLDINGS, INC. WY 2005 0001395005 7374 82-3770657 3 0 1320 CENTRAL PARK BLVD SUITE 200 FREDERICKSBURG VA 22401 540-736-3069 Spencer Payne Other 1115.00 0.00 0.00 0.00 6115.00 12854.00 52613.00 65467.00 59352.00 6115.00 0.00 69603.00 0.00 -69603.00 0.00 0.00 Common Stock 12400263104 09174L104 OTCPinksheets Series A 2 N/A N/A Series B 14000000 N/A N/A Series C Convertible 6540000 N/A N/A Series D Super Voting 51 N/A N/A 0 true true false Tier1 Unaudited Equity (common or preferred stock) Y N Y Y N N 4000000000 12400263104 0.0050 0.00 0.00 0.00 0.00 0.00 John E. Lux, Esq. 7500.00 19987500.00 true false MI NY false BitFrontier Capital Holdings, Inc. Series C Convertible Preferred Stock 1540000 0 Approximately $32,000.00 from Stock Purchase Agreements. Section 4(a)(2)